July 17, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Mr. Grzeskiewicz:

On April 25, 2012, Northern Lights Trust (the "Registrant"), on behalf of the EAS Alternatives Fund ("EAS Alternatives") and EAS Trademark Capital Global Fund ("EAS Trademark") (each a "Fund", together, the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 374 to its registration statement under the Securities Act of 1933 on Form N-1A.  On June 8, 2012, you provided oral comments.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  On behalf of the Funds, the Registrant filed a delaying amendment to delay the effective date of Post-Effective Amendment No. 374 to July 9, 2012.

Additionally, on July 5, 2012, a preliminary response letter was inadvertently submitted as correspondence without an attachment and prior to finalization of responses.  As per a subsequent phone conversation with you on July 17, 2012, the Registrant understands the prior response letter will be disregarded.

PROSPECTUS-FUND SUMMARY – EAS ALTERNATIVES

1. Comment.  In the Principal Investment Strategies section, you indicate that "the HFRI Fund-of-Funds Conservative Index is the most relevant index to which the Fund should be benchmarked." Please indicate whether or not the HFRI Fund-of-Funds Conservative Index will be the new benchmark index. If so, please indicate why the HFRI Fund-of-Funds Conservative Index is more appropriate than the S&P 500 Index, describe the HFRI Fund-of-Funds Conservative Index, indicate whether or not it is a broad-based index, and make any other changes necessary to convert the benchmark index from the S&P 500 Index. If not, please clarify the use of the comparison of the Fund to the HFRI Fund-of-Funds Conservative Index.

Response.  The Registrant has amended disclosures to describe the HFRI Fund-of-Funds Conservative Index and intends for this index to be the new benchmark index for the Fund.  The Registrant believes this new index is more appropriate that the S&P 500 to the Fund because the new index reflects the Fund’s strategy of investing across a diverse set of securities rather than large capitalization U.S. equities.

2. Comment.  Please remove the flow chart from the Investment Process section as it is confusing.

Response.  The Registrant has removed the flow chart from the Investment Process section.

3. Comment.  Please remove the last four sentences of the last paragraph of the Performance Information, and insert into the statutory prospectus.

Response.  The Registrant has moved the last four sentences of the last paragraph of the Performance Information to the statutory prospectus.

PROSPECTUS-FUND SUMMARY – EAS TRADEMARK

4. Comment.  In the Principal Investment Strategies section, please indicate whether any market capitalization limits will exist on investments made by the Fund.

Response.  The Registrant notes that the Principal Investment Strategies section presently discloses that the Fund invests without restriction as to issuer market capitalization.

5. Comment.  Please explain the rationale for omitting the Leverage Risk disclosure, a disclosure which appeared in the prior prospectus, from the Principal Investment Risks section.

Response.  The Registrant believes leverage risk disclosure is most meaningfully presented under Derivatives Risk and has revised Derivatives Risk to expressly include leverage risk.

6. Comment.  Please explain the rationale for omitting the Limited History of Operations disclosure, a disclosure which appeared in the prior prospectus, from the Principal Investment Risks section.

Response.  Because the Fund has been in operation for over a year, the Registrant believes that it no longer has such a limited history of operations that this would pose a principal investment risk.

PROSPECTUS-STATUTORY SECTION – EAS ALTERNATIVES

7. Comment.  In the Additional Information About the Alternatives Class section, several references are made to the "Alternatives class." Please indicate whether the use of the term "class" is intended to mean "Fund", and clarify the language in the paragraph to reflect your intention.

Response.  The Registrant has revised disclosure to clarify that the "Alternatives class" is a type of investment rather than the Fund.

8. Comment.  In the Additional Information About the Alternatives Class section, you indicate that the Fund invests in "hedge fund-like strategies," including Real Estate (REITs). REITs are not included in the pie chart of the Principal Investment Strategies section of the Fund Summary for the Fund, however. Please explain why REITs were included in only one of those two sections, or make them consistent.

Response.  The Registrant notes that real estate is described in the pie chart and that the references to REITs are merely illustrative as of a means of executing an investment in real estate-related securities.  The Registrant has revised disclosures to clarify that REITs are a form of real estate-related security.

PROSPECTUS-STATUTORY SECTION – EAS TRADEMARK

9. Comment.  In the Investment Process section, a line chart is provided to provide an "[e]xample of the Sub-Adviser's long-term model applied to the S&P 500." Please revise the chart to include any appropriate captions and explanations that illustrate the significance of the chart.

Response.  The Registrant has included captions and legends to clarify the significance of the information in the chart.

STATEMENT OF ADDITIONAL INFORMATION

10. Comment.  In the paragraph prior to the Table of Contents, you indicate that "[y]ou may obtain a prospectus or shareholder report by visiting our website at www.EASFUNDS.com." The Statement of Additional Information does not appear on this website. Because the Statement of Additional Information is part of the statutory prospectus, please provide the Statement of Additional Information at this website.

Response.  The Registrant believes that the inclusion of the Statement of Additional Information on the website would tend to clutter the presentation of the Prospectus and notes that the Statement of Additional Information is available by via a toll-free number.

11. Comment.  Please review this filing and confirm that any risks or investment types disclosed only in the Statement of Additional Information are not significant enough to also warrant inclusion in the statutory or summary prospectus sections.

Response.  The Registrant confirms that the Statement of Additional Information is not the sole source of disclosure for any principal investment strategies and related principal investment risks.

12. Comment.  Please review this filing and confirm that all items in the Statement of Additional Information are relevant to the Funds.

Response.  The Registrant believes all items in the Statement of Additional Information are relevant to current and prospective shareholders such that they are alerted to non-principal investments and risks.

13. Comment.  Please ensure that whoever submits the updated filing also files a redline comparing it to the draft upon which the SEC made its comments.

Response.  The Registrant will file a marked version of the registration statement via EDGAR and will provide a copy of relevant portions as an attachment to this letter.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

Attachment

857045.3